

Mail Stop 3561

June 22, 2016

J. Bryant Kirkland III
SVP, Treasurer and CFO
Vector Group Ltd.
4400 Biscayne Boulevard
Miami, Florida 33137

> **Re: Vector Group Ltd.**
> **Form 8-K**
> **Furnished April 28, 2016**
> **File No. 001-05759**

Dear Mr. Kirkland:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Furnished April 28, 2016

1.   The non-GAAP financial measures described as "pro-forma" in this Form 8-K and the Form 8-K furnished on June 17, 2016 in regard to the presentation to investors do not appear to be presented in accordance with Article 11 of Regulation S-X in light of the nature of the adjustments made. Please change the labeling of these measures by removing the wording "pro forma" to properly reflect their nature.

2.   You state that you use pro forma adjusted revenues, a non-GAAP measure, to assess your operating performance. Since pro forma adjusted revenues do not appear to be a profitability measure without the operating expenses, explain to us how you reasonably assess your operating performance using this non-GAAP measure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the filing and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure